UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 17)*


                            Tikcro Technologies, Ltd.
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                                (Name of Issuer)

                  Ordinary Shares, NIS $.10 par value per share
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                         (Title of Class of Securities)

                                    M8789G100
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                                 (CUSIP Number)

                                Steven N. Bronson
                             Catalyst Financial LLC
                       1 North Federal Highway, Suite 201,
                            Boca Raton, Florida 33432

                                 with a copy to:

                            James A. Prestiano, Esq.
                           631 Commack Road, Suite 2A
                             Commack, New York 11725
                                 (631) 499-6000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 10, 2009
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             (Date of Event which Requires Filing of This Statement)

-------------------------

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act")or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No. M8789G100            SCHEDULE 13D
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1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Steven N. Bronson
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a) [ ]
                                                                 (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    Not Applicable
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                      [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
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 NUMBER OF        7    SOLE VOTING POWER

  SHARES               1,198,755
                  --------------------------------------------------------------
BENEFICIALLY      8    SHARED VOTING POWER

  OWNED BY             0
                  --------------------------------------------------------------
   EACH           9    SOLE DISPOSITIVE POWER

 REPORTING             1,198,755
                  --------------------------------------------------------------
  PERSON          10   SHARED DISPOSITIVE POWER

    WITH               0
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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,198,755
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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (See Instructions)                                                   [ ]

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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   14.1%
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14 TYPE OF REPORTING PERSON (See Instructions)

   IN
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

CUSIP No. M8789G100            SCHEDULE 13D


Item 1. Security and Issuer.

     Except as expressly restated and amended below, the Schedule 13D and amendments thereto, as filed on behalf of Steven N. Bronson with respect to the Ordinary Shares NIS $.10 par value ("Ordinary Shares") of Tikcro Technologies, Ltd. (the "Issuer"), remains in full force and effect. The Issuer's principal executive office is located at 126 Yigal Allon Street, Tel Aviv 67443, Israel. The Issuer has previously disclosed that as of December 23, 2008, the Issuer had 8,514,757 Ordinary Shares issued and outstanding.


Item 2. Identity and Background.

     (a) This Amendment No. 17 to Schedule 13D is filed on behalf of Steven N. Bronson.

     (b) Mr. Bronson's business address is 1 North Federal Highway, Suite 201, Boca Raton, Florida 33432.

     (c) Mr. Bronson is the president of Catalyst Financial LLC ("Catalyst"), a broker-dealer registered under the Securities Exchange Act of 1934. The principal place of business of Catalyst is 1 North Federal Highway, Suite 201, Boca Raton, Florida 33432. Mr. Bronson is also the trustee of the Catalyst Financial LLC Profit Sharing Plan Cash Balance Plan F/B/O Steven and Kimberly Bronson (the "CBP Plan") which also maintains its office at 1 North Federal Highway, Suite 201, Boca Raton, Florida 33432.

     (d) Mr. Bronson has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Bronson has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has Mr. Bronson been nor is he now subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Bronson is a citizen of the United States of America.


Item 3. Source and Amount of Funds or Other Consideration.

   Not applicable.

Item 4. Purpose of Transaction.

     On June 10, 2009, Mr. Bronson and his spouse ("Plaintiffs") filed a lawsuit in The Tel Aviv District Court in Israel and assigned Case No. 1651/09 (the "Suit") against the Issuer ("Tikcro"), Yitzhak Tamir and Eric Paneth, each members of the Board of Directors of Tikcro (the "Board"), and Aviv Boim, the former CEO of Tikcro. The Suit seeks, among other things, the following claims for relief:

     I. An order: (A) directing Tikcro to convene a special meeting of shareholders: (1) to vote on two shareholder proposals submitted by Plaintiffs to approve an amendment to Tikcro's Articles of Association to, among other things, permit shareholders to vote on Tikcro's future plan of operations ("Proposal 1"); and, in the event Proposal 1 is approved, (2) to approve a new business plan for Tikcro to, among other things, (a) distribute $7.7 million of the approximate $7.9 million of Tikcro's cash and short term investments to the shareholders on a pro rata basis; (b) distribute Tikcro's BioCancell securities to the shareholders on a pro rata basis; and c) then following the distributions to the shareholders, to maintain Tikcro as a publicly traded shell corporation with approximately $200,000 in cash; and (B) to approve the form of proxy for the special meeting of shareholders;

     II. An order: (A) to determine that Messrs. Tamir and Paneth are acting as a group with respect to the Ordinary Shares of Tikcro; and (B) to declare that Messrs. Tamir and Paneth, as a group, own more then 15% of the Tikcro's Ordinary Shares, thus triggering Tikcro's Bonus Rights Agreement, dated as of September 12, 2005; and

     III. An order directing Tikcro to publicly disclose the full details of the compensation paid to Aviv Boim, in connection with his employment with Tikcro.

The above is only a summary of the Suit.

     Mr. Bronson acquired the Ordinary Shares of the Issuer for investment purposes. Mr. Bronson may, for his own account or the CBP Plan: (i) increase or decrease his beneficial ownership of Ordinary Shares or other securities of the Issuer, (ii) sell all or part of his shares of Ordinary Shares in open market or privately negotiated sales or otherwise, or (iii) make further purchases of shares of Ordinary Shares or other securities of the Issuer through open market or privately negotiated transactions or otherwise. Mr. Bronson has not reached any decision with respect to any such possible actions. If Mr. Bronson does reach a decision to undertake any of the above described possible actions, he will, among other things, timely file an appropriate amendment to this Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a)(b) Mr. Bronson may be deemed to beneficially own an aggregate of 1,198,755 shares of the Issuer's Ordinary Shares, representing approximately 14.1% of the total shares of Ordinary Shares issued and outstanding. The securities of the Issuer beneficially owned by Mr. Bronson include (1) 1,099,083 Ordinary Shares held jointly by Mr. Bronson and his spouse and (2) 99,672 Ordinary Shares held by the CBP Plan.

     (c) Not applicable.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.


Item 7. Material to be Filed as Exhibits.

     None.


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 15, 2009

                                              /s/ Steven N. Bronson
                                              ---------------------------------
                                              STEVEN N. BRONSON


     Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).